                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            Wild Oats Markets, Inc.


                                 Common Stock

                          CUSIP Number: 968808B-10-7

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  968808B-10-7

1     NAME OF REPORTING PERSON
           Elizabeth C. Cook

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.

                 5  SOLE VOTING POWER            597,349
  NUMBER OF
   SHARES        6  SHARED VOTING POWER
 BENEFICIALLY       641,371 shares held by Michael C. Gilliland, Ms. Cook's spouse.
                    6,210 shares held in joint tenancy with
                    Michael C. Gilliland, Ms. Cook's spouse.


                               Page 1 of 6 pages
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

                    10,290 shares held by the Ian Patrick
                    Gilliland 1993 Trust, for the benefit of
                    Ms. Cook's son.
                    10,290 shares held by the Stella Elizabeth
                    Gilliland 1993 Trust, for the benefit of
                    Ms. Cook's daughter.
                    744,294 shares held by the Gilliland/Cook
                    Family Investments, L.P.
                    25,454 shares held by the Wild Oats
                    Community Foundation of which Ms. Cook is
                    a trustee
                    9,750 shares held by the Elizabeth C. Cook
                    Charitable Remainder Trust.
                    9,750 shares held by the Michael C.
                    Gilliland Charitable Remainder Trust, for
                    the benefit of Ms. Cook's spouse.
   OWNED BY
     EACH        7           SOLE DISPOSITIVE POWER                     597,349
   REPORTING
    PERSON
     WITH        8           SHARED DISPOSITIVE POWER
                    641,371 shares held by Michael C. Gilliland, Ms. Cook's spouse.
                    6,210 shares held in joint tenancy with Michael C. Gilliland, Ms.
                    Cook's spouse.
                    10,290 shares held by the Ian Patrick Gilliland 1993 Trust, for the benefit of Ms. Cook's son.
                    10,290 shares held by the Stella Elizabeth Gilliland 1993 Trust, for the benefit of Ms. Cook's daughter.
                    744,294 shares held by the Gilliland/Cook Family Investments, L.P.
                    25,454 shares held by the Wild Oats Community Foundation of which
                    Ms. Cook is a trustee
                    9,750 shares held by the Elizabeth C. Cook Charitable Remainder
                    Trust.
                    9,750 shares held by the Michael C. Gilliland Charitable Remainder
                    Trust, for the benefit of Ms. Cook's spouse.

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,054,758

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     15.73%


12    TYPE OF REPORTING PERSON*   IN

                               Page 2 of 6 pages
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Item 1.

  (a)     Name of Issuer   Wild Oats Markets, Inc.


  (b)     Address of Issuer's Principal Executive Offices
                 3375 Mitchell Lane   Boulder, CO  80301

Item 2.

  (a)     Name of Person Filing   Elizabeth C. Cook


  (b)     Address of Principal Business Office or, if none,  Residence
                 3375 Mitchell Lane   Boulder, CO  80301


  (c)     Citizenship           U.S.


  (d)     Title of Class of Securities         Common Stock


  (e)     CUSIP Number     968808B-10-7


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: n/a


     (a)    [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)    [ ]  Bank as defined in section 3(a)(6) of the Act

     (c)    [ ]  Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)

                               Page 3 of 6 pages
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     (h)    [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4.   Ownership

  (a) Amount Beneficially Owned    2,054,758


  (b) Percent of Class       15.73%


  (c)   Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote  597,349

        (ii)  shared power to vote or to direct the vote
               641,371 shares held by Michael C. Gilliland, Ms. Cook's spouse. 6,210 shares held in joint tenancy with Michael C. Gilliland, Ms. Cook's spouse.
               10,290 shares held by the Ian Patrick Gilliland 1993 Trust, for the benefit of Ms. Cook's son.
               10,290 shares held by the Stella Elizabeth Gilliland 1993 Trust, for the benefit of Ms. Cook's daughter.
               744,294 shares held by the Gilliland/Cook Family Investments, L.P.
               25,454 shares held by the Wild Oats Community Foundation of which Ms. Cook is a trustee
               9,750 shares held by the Elizabeth C. Cook Charitable Remainder Trust.
               9,750 shares held by the Michael C. Gilliland Charitable Remainder Trust, for the benefit of Ms. Cook's spouse.


        (iii)  sole power to dispose of or to direct the
disposition of  597,349

        (iv) shared power to dispose of or to direct the disposition of 641,371 shares held by Michael C. Gilliland, Ms.
                Cook's spouse.
                6,210 shares held in joint tenancy with Michael C. Gilliland, Ms. Cook's spouse.
                10,290 shares held by the Ian Patrick Gilliland 1993 Trust, for the benefit of Ms. Cook's son.
                10,290 shares held by the Stella Elizabeth Gilliland 1993 Trust, for the benefit of Ms. Cook's daughter.
                744,294 shares held by the Gilliland/Cook Family


                               Page 4 of 6 pages
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                Investments, L.P.
                25,454 shares held by the Wild Oats Community Foundation of which Ms. Cook is a trustee
                9,750 shares held by the Elizabeth C. Cook Charitable Remainder Trust.
                9,750 shares held by the Michael C. Gilliland Charitable Remainder Trust, for the benefit of Ms. Cook's spouse.


Item 5.   Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                    n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                    n/a

Item 8.   Identification and Classification of Members of the Group
                    n/a

Item 9.   Notice of Dissolution of Group
                    n/a

Item 10.   Certification
                    n/a

                               Page 5 of 6 pages
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                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 10, 1999
                                        /s/ Elizabeth C. Cook
                                        ------------------------------------
                                            Elizabeth C. Cook
                                            Secretary

                               Page 6 of 6 pages